UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:  MacKenzie Realty Capital, Inc.

Address of Principal Business Office: 1640 School Street, Moraga, California 94556

Telephone Number:  (925) 631-9100

Name and address of agent for service of process:	Chip Patterson MacKenzie Realty Capital, Inc. 1640 School Street Moraga, California 94556

Copies to:	Steven F. Carman, Esq. Husch Blackwell LLP 4801 Main Street, Suite 1000 Kansas City, Missouri 64112

Check one of the following:

[ X ]
The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934.  Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:  333-181853

[ ]	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:  Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:  Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in California; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Moraga on the 17th day of July, 2013.

MACKENZIE REALTY CAPITAL, INC.

By:	/s/ Chip Patterson
Name:	Chip Patterson
Title:	Secretary

Attest:	/s/ Robert Dixon
Name: Robert Dixon
Title: President